Exhibit 99.4

Annual General Meeting of NetEase.com, Inc. Date: September 1, 2011 See Voting Instruction On Reverse Side. Please make your marks like this: Use dark black pencil or pen only • Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage-paid envelope provided. MAIL Please Sign Here Please Date Above Please Sign Here Please Date Above  Please separate carefully at the perforation and return just this portion in the envelope provided.  Authorized Signatures - This section must be completed for your instructions to be executed. EVENT # CLIENT # Annual General Meeting of NetEase.com, Inc. to be held on September 1, 2011 For Holders as of July 21, 2011 All votes must be received by 5:00 pm, New York Time on August 26, 2011. Copyright © 2010 Mediant Communications LLC. All Rights Reserved PROXY TABULATOR FOR NETEASE.COM, INC. P.O. BOX 8016 CARY, NC 27512-9903 For Against Abstain PROPOSAL NO. 1: Re-elect the following directors to serve for the ensuing year and until their successors are elected and duly qualified, or until such directors’ earlier death, bankruptcy, insanity, resignation or removal: 1a William Lei Ding 1b Alice Cheng 1c Denny Lee 1d Joseph Tong 1e Lun Feng 1f Michael Leung 1g Michael Tong PROPOSAL NO. 2: Appoint PricewaterhouseCoopers Zhong Tian CPAs Limited Company as independent auditors of NetEase.com, Inc. for the fiscal year ending December 31, 2011.

NETEASE.COM, INC. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 5:00 PM (New York Time) on August 26, 2011) The undersigned registered holder of American depositary receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other deposited securities represented by such receipt(s) of NetEase.com, Inc. registered in the name of the undersigned on the books of the Depositary as of the close of business on July 21, 2011 at the Annual General Meeting of Shareholders of NetEase.com, Inc. to be held at 10:00 a.m. on September 1, 2011 at the Company’s offices located at 26/F, SP Tower D, Tsinghua Science Park Building 8, No. 1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084, in respect of the resolutions specified on the reverse. NOTE: 1. Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company. 2. It is understood that if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company. PROXY TABULATOR FOR NETEASE.COM, INC. P.O. Box 8016 CARY, NC 27512-9903